November 20, 2018

Kenneth Parks
Chief Financial Officer
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, PA 15317

       Re: Mylan Inc.
           Registration Statement on Form S-4
           Filed November 9, 2018
           File No. 333-228332

Dear Mr. Parks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Johnny G. Skumpija